

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

21st December 2001

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


02002805

Dear Sirs

Jardine Matheson Holdings Limited
- Grant of Share Options

We enclose for your information a notification dated 21st December 2001 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

www.jardines.com
Incorporated in Bermuda with limited liability

Announcement Details

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Additional Listing
Released	09:45 21 Dec 2001
RNS Number	0917P

Full Announcement Text

RNS Number:0917P
Jardine Matheson Hldgs Ld
21 December 2001

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

GRANT OF SHARE OPTIONS

On 21st December 2001, JMH granted options over 55,000 new ordinary shares at a price of US$5.85 per share pursuant to the International Share Option Plan (1995) of the 1995 Senior Executive Share Incentive Scheme. The shares are to be registered in the name of the Scheme Trustee, Clare Investment and Trustee Company Limited.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

21st December 2001

www.jardines.com

END



Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

21st December 2001

02 JAN 23 AM 8:54

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 21st December 2001 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

[Cng/VK/shares-repurchase/jmh2k11221/p3]

Announcement Details

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	10:13 21 Dec 2001
RNS Number	0943P

Full Announcement Text

RNS Number:0943P
Jardine Matheson Hldgs Ld
21 December 2001

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	21st December 2001
Total number of shares repurchased:	12,800 shares
Price paid per share:	US$5.85

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

21st December 2001

www.jardines.com

END
